Exhibit 99.2

Oromin Explorations Ltd.

Consolidated Financial Statements

February 29, 2012

Expressed in Canadian Dollars

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Oromin Explorations Ltd.

We have audited the accompanying consolidated financial statements of Oromin Explorations Ltd. which comprise the consolidated statements of financial position as at February 29, 2012, February 28, 2011 and March 1, 2010, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended February 29, 2012 and February 28, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Oromin Explorations Ltd. as at February 29, 2012, February 28, 2011 and March 1, 2010 and its financial performance and its cash flows for the years ended February 29, 2012 and February 28, 2011 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about the ability of Oromin Explorations Ltd. to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

May 28, 2012

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)

	February 29,	February 28,	March 1,
	2012	2011	2010
		(Note 19)	(Note 19)
ASSETS

Current Assets
Cash	$3,927,251	$16,230,612	$10,003,721
Receivables (Note 3)	101,475	303,078	166,345
Marketable securities (Note 4)	41,927	89,843	89,843
Deposits and prepaid expenses	280,442	791,843	58,675

Total current assets	4,351,095	17,415,376	10,318,584

Non-Current Assets
Investment in Oromin Joint Venture Group Ltd. (Note 5)	76,371,325	67,508,460	50,632,970
Exploration and evaluation assets (Note 7)	-	-	1,103,033
Property, plant and equipment (Note 8)	63,700	114,235	163,971
Advances to joint venture	180,882	114,276	72,748
Performance bond – restricted cash	-	26,539	43,025

Total non-current assets	76,615,907	67,763,510	52,015,747

Total Assets	$80,967,002	$85,178,886	$62,334,331

LIABILITIES AND EQUITY

Current Liabilities
Trade and other payables (Note 9)	$286,256	$351,104	$620,898

Equity
Share capital (Note 10)	112,455,628	111,298,040	82,876,200
Share-based payments reserve (Note 10)	18,342,345	15,720,643	11,244,638
Investment revaluation reserve (Note 4)	-	(281,507)	(281,507)
Deficit	(50,117,227)	(41,909,394)	(32,125,898)

Total equity	80,680,746	84,827,782	61,713,433

Total Liabilities and Equity	$80,967,002	$85,178,886	$62,334,331

Nature and continuance of operations (Note 1)
Commitments (Note 13)
Contingency (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements are authorized for issue by the Board of Directors on May 28, 2012.

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	2012	2011
		(Note 19)

EXPENSES
Amortization	$50,535	$50,535
Filing and transfer agent fees	93,457	69,150
Office and rent	482,840	352,214
Professional and consulting fees	1,392,014	397,424
Salaries and benefits	1,295,852	690,397
Share-based payments (Note 10)	2,905,335	4,313,421
Travel and public relations	294,233	272,588

	(6,514,266)	(6,145,729)
OTHER INCOME (LOSS)
Corporate advisory fee (Note 6)	(1,941,571)	(2,807,405)
Equity income (loss) from investment in Oromin Joint Venture Group Ltd. (Note 5)	(109,917)	123,000
Foreign exchange loss	(1,948)	(110,888)
Gain on sale of subsidiaries (Note 7)	2,216	-
Interest income	105,565	105,234
Write-off of exploration and evaluation assets (Note 7)	(83,112)	(1,443,355)
Write-down of investment revaluation reserve (Note 4)	(329,423)	-
Project administration cost recoveries	664,623	495,647

	(1,693,567)	(3,637,767)

Loss for the year	(8,207,833)	(9,783,496)

Other comprehensive income (loss)
Unrealized loss on marketable securities (Note 4)	(47,916)	-
Write-down of investment revaluation reserve (Note 4)	329,423	-

	281,507	(9,783,496)

Total comprehensive loss of the year	$(7,926,326)	$(9,783,496)

Basic and diluted loss per common share	$(0.06)	$(0.08)

Weighted average number of common shares outstanding	135,716,443	117,491,838

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves
	Number of		Share-based	Investment
	shares	Amount	payments	revaluation	Deficit	Total equity

Balance at March 1, 2010	102,834,885	$82,876,200	$11,244,638	$(281,507)	$(32,125,898)	$61,713,433
Shares issued on prospectus offering	31,562,500	30,250,000	-	-	-	30,250,000
Shares issuance costs	-	(2,540,081)	-	-	-	(2,540,081)
Shares issued on exercise of stock options	651,000	403,200	-	-	-	403,200
Shares issued on exercise of warrants	517,500	465,750	-	-	-	465,750
Shares issued for resource property services	6,944	5,555	-	-	-	5,555
Share-based payments	-	-	4,313,421	-	-	4,313,421
Fair value of stock options allocated to shares issued on exercise	-	285,267	(285,267)	-	-	-
Fair value of warrants allocated to shares issued on exercise	-	134,520	(134,520)	-	-	-
Warrants issued for underwriter’s compensation	-	(582,371)	582,371	-	-	-
Loss for the year	-	-	-	-	(9,783,496)	(9,783,496)
Balance at February 28, 2011	135,572,829	$111,298,040	$15,720,643	$(281,507)	$(41,909,394)	$84,827,782

Balance at February 28, 2011	135,572,829	$111,298,040	$15,720,643	$(281,507)	$(41,909,394)	$84,827,782
Shares issued on exercise of stock options	14,000	9,100	-	-	-	9,100
Shares issued on exercise of warrants	976,389	864,855	-	-	-	864,855
Share-based payments (Note 10)	-	-	2,905,335	-	-	2,905,335
Fair value of stock options allocated to shares issued on exercise	-	5,246	(5,246)	-	-	-
Fair value of warrants allocated to shares issued on exercise	-	278,387	(278,387)	-	-	-
Unrealized loss on marketable securities (Note 4)	-	-	-	(47,916)	-	(47,916)
Write-down of investment revaluation reserve (Note 4)	-	-	-	329,423	-	329,423
Loss for the year	-	-	-	-	(8,207,833)	(8,207,833)
Balance at February 29, 2012	136,563,218	$112,455,628	$18,342,345	$-	$(50,117,227)	$80,680,746

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	2012	2011
		(Note 19)

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	(8,207,833)	$(9,783,496)
Items not affecting cash:
Share-based payments	2,905,335	4,313,421
Amortization	50,535	50,535
Non-cash portion of foreign exchange loss	13,496	-
Write-down of investment revaluation reserve (Note 4)	329,423	-
Gain on sale of subsidiaries (Note 7)	(2,216)	-
Write-off of exploration and evaluation assets (Note 7)	-	1,443,355
Changes in non-cash working capital items:
Receivables	201,603	(136,733)
Deposits and prepaid expenses	511,401	(733,168)
Trade and other payables	(64,848)	(189,935)

Net cash used in operating activities	(4,263,104)	(5,036,021)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Oromin Joint Venture Group Ltd., net of recoveries	(8,862,865)	(16,980,459)
Advances to joint venture	(66,606)	(41,528)
Proceeds from sale of subsidiaries, net (Note 7)	2,216	-
Exploration and evaluation assets	-	(309,657)
Purchase of property, plant and equipment	-	(799)

Net cash used in investing activities	(8,927,255)	(17,332,443)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	873,955	31,118,950
Share issue costs	-	(2,540,081)
Proceeds from performance bond – restricted cash	13,043	16,486

Net cash provided by financing activities	886,998	28,595,355

Change in cash	(12,303,361)	6,226,891

Cash, beginning of year	16,230,612	10,003,721

Cash, end of year	3,927,251	16,230,612

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Oromin Explorations Ltd. (the “Company”) was incorporated on January 25, 1980 under the Company Act of British Columbia. The address of the Company’s registered office is 2000 - 1055 West Hastings Street, Vancouver, BC, Canada. The consolidated financial statements of the Company as at and for the year ended February 29, 2012 include the accounts of the Company, its subsidiary and the Company’s interest in a jointly controlled entity. The Company is the ultimate parent. The Company owns a 43.5% share in Oromin Joint Venture Group Ltd. ("OJVG") (note 5). OJVG owns the exploration concession and mining license in Senegal known as the "OJVG Project", OJVG’s sole mineral property interest.

On December 1, 2011, the Company sold the following subsidiaries in an arm’s length transaction (note 7): Exploraciones Oromin, S.A., which is incorporated under the laws of Argentina, and Irie Isle Limited and Cynthia Holdings Limited, both of which are incorporated under the laws of the British Virgin Islands. At the year ended February 29, 2012, the Company’s subsidiary includes Sabodala Holding Ltd.

The Company is in the business of exploring its resource properties and its current exploration activities are in the pre-production stage. Consequently, the Company defines itself to be in the exploration stage. The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity financings, or generate profits from the operation or disposition of investments in the future. While management of the Company has been successful in completing equity financings in various conditions in the capital markets in the past, restrictions on the Company’s ability to finance in the future could have a material adverse effect on the Company.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance and conversion to International Financing Reporting Standards

The consolidated financial statements have been prepared in accordance with International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These are the Company’s first consolidated annual financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), has been applied. Previously, the Company prepared its consolidated annual financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). Reconciliations between the Company's previously reported statement of financial position, statement of comprehensive loss and statement of cash flows under GAAP and those reported under IFRS are presented in note 19.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

B.	Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as financial assets or financial liabilities at fair value through profit and loss and available–for-sale financial assets, which are measured at fair value, as explained in the accounting policies note set out below. The comparative figures presented in the consolidated financial statements are in accordance with IFRS.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of the date the statements were issued.

The accounting policies set out below have been applied consistently to all periods presented in preparing the opening balance sheet at March 1, 2010 for purposes of transition to IFRS. The accounting policies have been applied consistently by the Company, its subsidiary and the Company’s interest in a jointly controlled entity.

C.	Basis of consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries and the Company’s interest in a jointly controlled entity (note 5).

The Company has determined that its investment in OJVG, a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Ltd., a company wholly-owned by the Company, 43.5% by Bendon International Ltd., an arm’s length private company incorporated in the British Virgin Islands, and 13% by Badr Investment & Finance Company, an arm’s length private company based in Saudi Arabia, qualifies as a jointly controlled entity since the Company has joint control, established by contractual agreements and requires majority consent for most strategic financial and operating decisions. The Company has elected to apply the equity method to account for its interest in OJVG (note 5). The investment is carried in the statement of financial position at cost and adjusted by post-acquisition changes in the Company’s share of the net assets of the joint venture, less any impairments.

Significant inter-company balances and transactions, including any unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

D.	Functional currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional and presentation currency of the Company, its subsidiary, and the Company’s interest in a jointly controlled entity is the Canadian dollar.

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Foreign currency gains and losses arising from translation are included in profit or loss.

E.	Financial assets and liabilities

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, available for sale financial assets, financial liabilities at fair value through profit or loss, and other financial liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E.	Financial assets and liabilities (continued)

Financial assets at fair value through profit or loss (“FVTPL”)

The Company’s FVTPL comprise cash. A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in the statement of comprehensive loss when incurred. FVTPL are measured at fair value, and changes are recognized in the statement of comprehensive loss.

Available-for-sale financial assets

The Company’s investments in marketable securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income or loss and presented in the investment revaluation reserve in equity. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investment revaluation reserve is included in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s loans and receivables comprise receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

Financial liabilities at fair value through profit or loss

This category comprises of derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with the changes in fair value recognized in the statement of comprehensive loss.

Other financial liabilities at amortized cost

The Company’s trade and other payables are classified as other financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Impairment of financial instruments

Financial assets or a group of financial assets are assessed for indicators of impairment at each statement of financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E.	Financial assets and liabilities (continued)

For loans and receivables carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced by the impairment loss through the use of a provision account. Subsequent recoveries of amounts previously written off are credited against the provision account. Changes in the carrying amount of the provision account are recognized in profit or loss.

With the exception of available-for-sale financial assets, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale financial assets, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

The Company does not have any derivative financial instruments.

F.	Exploration and evaluation

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties whereby exploration and evaluation expenditures are capitalized and accumulated in cost centres. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, technical consulting costs directly related to exploration and development activities and capitalized financing costs. These costs do not include general prospecting or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to the statement of comprehensive income or loss as they are incurred.

Depletion of exploration and evaluation expenditures and depreciation of production equipment are provided on the unit-of-production method based upon estimated proven oil and gas reserves before royalties in each cost centre, as determined by independent engineers. For purposes of this calculation, reserves and production of natural gas are converted to common units based on their approximate relative energy content. Undeveloped properties are excluded from the depletion calculation until the quantities of proven reserves can be determined.

Impairment of exploration and evaluation assets

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount of the exploration and evaluation asset is estimated to determine the extent of the impairment loss (if any).

G.	Interest in joint ventures

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic, financial, and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Joint venture arrangements that involve the establishment of a separate entity in which each venture has an interest are referred to as jointly controlled entities. The Company reports its interest in a jointly controlled entity (“JCE”), under the equity method of accounting. Under the equity method, an interest in a JCE is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Company’s share of net assets of the JCE. The statement of comprehensive income or loss reflects the Company’s share of the results of operations of the joint venture.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

G.	Interest in joint ventures (continued)

When the Company transacts with a JCE of the Company, unrealized profit and losses are eliminated to the extent of the Company’s interest in the joint venture.

The financial statements of the JCEs are prepared for the same reporting period as the Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Reimbursement of the joint venture operator’s costs

When the Company, acting as an operator, receives reimbursement of direct costs recharged to the joint venture, such recharges represent reimbursements of costs that the operator incurred as an agent for the joint venture and therefore have no effect on the statement of comprehensive income or loss.

In many cases, the Company also incurs certain general overhead expenses in carrying out activities on behalf of the joint venture. As these costs can often not be specifically identified, joint venture agreements allow the operator to recover the general overhead expenses incurred by passing through its overhead costs incurred in the form of a project administration cost recovery. Although the purpose of this recharge is very similar to the reimbursement of direct costs, the Company is not acting as an agent in this case. Therefore, the general overhead expenses and the overhead fee are recognized in the statement of comprehensive income or loss as an expense and income respectively.

H.	Property, plant, and equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

When parts of an item of PPE have different useful lives, they are accounted for as separate items (major components) of PPE.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statement of comprehensive income or loss during the financial period in which they are incurred.

Depreciation is calculated at the following rates:

Office furniture	Straight line over five years
Computer equipment	Straight line over five years
Leasehold improvements	Straight line over the life of lease

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

I.	Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	J.	Restoration and rehabilitation provision

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation, as a result of exploration, development, or production activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning sites and restoring the affected areas. The restoration and rehabilitation provision is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed at least annually and any changes in the estimate are reflected in the present value of the restoration and rehabilitation provision at each reporting date. To date the Company does not have any significant restoration obligations.

K.	Impairment

At each financial position reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, each resource property is considered a cash-generating unit and assets are allocated to each cash-generating unit to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

L.	Share-based payment transactions

Share-based payments to employees are measured at the fair value of the instruments issued and each tranche is recognized on a straight-line basis over the vesting period. An individual is classified as an employee when the individual is an employee for legal or tax purposes (“direct employee”) or provides services similar to those performed by a direct employee. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Fair value of the equity instruments issued is determined using the Black-Scholes option pricing model. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. Upon expiry, the recorded value is transferred to deficit. The Company estimates the number of equity instruments that are expected to vest and then, at each reporting date, makes adjustments to the actual number that vests unless forfeitures are due to market-based conditions.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	M.	Income taxes

Income tax expenses comprises current and deferred tax. Current and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax is accounted for using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit nor investments in subsidiaries, associates and interests in joint ventures to the extent it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner and expected date of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable amounts will be available against which the asset can be utilized.

N.	Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Basic and diluted loss per share is calculated using the weighted average number of common shares outstanding during the year.

O.	Segment Reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

P.	Use of Judgements and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	P.	Use of Judgements and Estimates (continued)

Critical judgments in applying accounting policies:

The following are critical judgements that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of share-based payments:

The assumptions used in determining the fair value of share options granted include judgments in respect of length of service together with share price volatility, dividend, interest yields and exercise patterns. Also, the Company estimates the fair value using the Black-Scholes option pricing model but recognizes that other valuation models could provide differing results. Management believes that the current model provides a fair valuation measure.

Q.	New Standards Not Yet Adopted

IAS 1, Presentation of Financial Statements – The IASB has amended the disclosure requirement of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 7, Financial Instruments: Disclosures - In December 2011, the IASB amended IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9, Financial Instruments - The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) in three main phases.
IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 10, Consolidated Financial Statements – This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	Q.	New Standards Not Yet Adopted (continued)

IFRS 11, Joint Arrangements – This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company has early adopted this standard as set out in Note 2(G).

IFRS 12, Disclosure of Involvement with Other Entities – This standard requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.
This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 13, Fair Value Measurement – This standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2, Share-based Payment; leasing transactions within the scope of IAS 17, Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories or value in use in IAS 36, Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3.	RECEIVABLES

	February 29,	February 28,	March 1,
	2012	2011	2010
Accounts receivable	$2,564	$45,805	$79,976
Accrued interest receivable	11,248	58,197	-
HST receivable	87,663	199,076	86,369
Receivables	$101,475	$303,078	$166,345

4.	MARKETABLE SECURITIES

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at February 29, 2012 of $0.035 per share or $41,927 in the aggregate. The Company classifies these shares as available for sale financial assets, and accordingly any revaluation gains and losses in fair value are included in total comprehensive income or loss in investment revaluation reserve for the period until the asset is removed from the statement of financial position. During the year ended February 29, 2012, the Company recognized a loss in fair value attributable to the shares of Lund totaling $47,916 charged to other comprehensive loss in investment revaluation reserve. Also, based on the Company’s assessment of Lund’s estimated future value, an impairment charge of $329,423 has been recognized in the statement of comprehensive loss as at February 29, 2012 with an offsetting adjustment to investment revaluation reserve.

The Lund shares trade on the TSX Venture Exchange and fair values are readily determinable from this active public market. Lund is related to the Company, having a number of directors in common.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD.

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project (since renamed the “OJVG Project”), and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention granted the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital and accrued interest thereon, held in favour of the government of Sénégal. The OJVG Project was subsequently transferred by the Company to Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs. In order to acquire and maintain in good standing its interest in the OJVG Project, OJVG was obliged to spend at least US$32 million on exploration of the OJVG Project through December 2009 through a series of expenditure milestones, conditions which were met on schedule. Having met these milestone conditions, on January 26, 2010 OJVG was granted a mining licence for the OJVG Project for a term of fifteen years. This licence allows OJVG to carry out mining operations once feasibility is established. Under the Mining Code of Sénégal, the mining licence must be held by a Sénégalese company and accordingly OJVG is in the process of establishing an operating company under the laws of Sénégal. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest of the Government of Sénégal is fully carried, subject to the capital and accrued interest recoveries set out above, and the government is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

OJVG was incorporated in August 2006 in anticipation of the completion of an initial expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the OJVG Project. Under the terms of a prior agreement which was superseded by the establishment of OJVG, Bendon provided an initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the initial US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the OJVG Project equally; Badr has a free carried interest through the commencement of production, subject to repayment of capital and accrued interest thereon.

Effective March 28, 2011, the Mining Convention in respect of the OJVG Project was altered by a rider agreement. Among other matters, this agreement: 1] committed the Company to invest USD $450,000 per year for the social development of local communities until the date of first commercial production, increasing to USD $800,000 per year from the date of first commercial production; 2] established the Company’s holiday from most forms of taxation in Sénégal to be eight years from the date of issue of its mining license, which is January 26, 2010; and 3] committed the Company to contribute up to USD $150,000 per year starting from the date of first commercial production for mining-related training of Sénégalese nationals.

The Company has determined that its investment in OJVG qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures, and has elected to apply the equity method of accounting for its interest in OJVG. For accounting purposes, no recognition of Badr's interest in the equity of OJVG will be made until the commencement of production and the repayment of capital and accrued interest to Bendon and SHL and prior to that point each of Bendon and SHL are ascribed a 50 per cent interest in the equity of OJVG.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

Investment in Oromin Joint Venture Group Ltd.	Year ended February	Year ended February
	29, 2012	28, 2011
Balance, beginning of year	$67,508,460	$50,632,970
Exploration and evaluation costs capitalized	8,862,865	16,875,490
Balance, end of year	$76,371,325	$67,508,460

Summary financial information for the equity accounted investee, OJVG, not adjusted for the percentage ownership held by the Company, is as follows as at:

	February 29,	February 28,	March 1,
	2012	2011	2010

ASSETS
Current Assets
Cash	$237,371	$4,556,596	$6,202,494
Deposits and prepaid expenses	29,572	23,837	189,964

Total current assets	266,943	4,580,433	6,392,458

Non-Current Assets
Resource properties	155,503,549	133,562,338	96,459,272
Contractor deposits	-	-	368,410

Total non-current assets	155,503,549	133,562,338	96,827,682

Total Assets	$155,770,492	$138,142,771	$103,220,140

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$1,942,849	$3,370,102	$3,161,615

Non-Current liabilities
Shareholder advances	143,273,607	122,175,316	96,049,276
Accrued interest on shareholder advances	34,209,145	22,623,819	15,078,081

Total non-current liabilities	177,482,752	144,799,135	111,127,357

Equity
Deficit	(23,655,109)	(10,026,466)	(11,068,832)

Total Liabilities and Equity	$155,770,492	$138,142,771	$103,220,140

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

	Year ended	Year ended
	February 29, 2012	February 28, 2011

Income	$4,579	$10,128,929
Expenses	(13,633,222)	(9,086,563)
Net income (loss)	(13,628,643)	1,042,366
Less: amounts related to shareholder advances	13,408,809	(796,366)
	(219,834)	246,000
The Company’s equity income from investment in OJVG at 50%	$(109,917)	$123,000

	Year ended	Year ended
	February 29, 2012	February 28, 2011

Cash flows provided by (used in):
Operating activities	$(158,963)	$168,325
Financing activities	$19,274,808	$34,714,852
Investing activities	$(23,435,070)	$(36,529,075)

The reconciliation of OJVG’s equity to the Company’s net interest in the joint venture as at February 29, 2012, February 28, 2011 and March 1, 2010 is as follows:

	February 29,	February 28,	March 1,
	2012	2011	2010

OJVG’s equity	$(23,655,109)	$(10,026,466)	$(11,068,832)
Add: shareholder advances	143,273,607	122,175,316	96,049,276
Add: accrued interest on shareholder advances	34,209,145	22,623,819	15,078,081
Add: adjustment for difference in initial shareholder advances	2,956,659	2,956,659	2,956,659
Add: other adjustments	198,401	198,401	198,401
Less: accumulated project administration cost recovery	(4,240,053)	(2,910,809)	(1,947,645)

	152,742,650	135,016,920	101,265,940

The Company’s net interest in the joint venture at 50%	$76,371,325	$67,508,461	$50,632,970

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

Exploration and evaluation costs capitalized by OJVG are summarized as follows:

Balance, March 1, 2010	$96,459,272

Camp operation	2,852,720
Contractors and geological staff	2,245,250
Drilling	17,416,654
Engineering	5,602,991
Exploration office	731,859
Land and legal	256,946
Mining concession fee	216,888
Sample analysis	3,300,694
Social programs	471,413
Travel and accommodation	1,086,338
Wages and benefits	1,788,142
Project administration cost recoveries	1,133,171

37,103,066

Balance, February 28, 2011	133,562,338

Camp operation	2,383,514
Contractors and geological staff	2,052,096
Drilling	7,383,802
Engineering	1,482,560
Exploration office	703,536
Land and legal	290,672
Sample analysis	1,744,286
Social programs	1,502,934
Travel and accommodation	1,454,985
Wages and benefits	1,497,454
Project administration cost recoveries	1,445,372

21,941,211

Balance, February 29, 2012	$155,503,549

6.	CORPORATE ADVISORY FEE

Pursuant to a series of corporate advisory agreements with Bendon, the Company paid Bendon annual fees including $2,807,405 (US$2,755,000) during the year ended February 28, 2011. Effective November 26, 2010 the Company agreed to a further renewal of the corporate advisory agreement, and committed to make payments totaling US$2,000,000 for the period November 2010 to July 2011. On June 1, 2011 the Company entered into a new corporate advisory agreement which provides for the payment of US$1,000,000 for the 12 month period ending June 1, 2012 with two payments of US$500,000 each to be paid June 1 and September 1, 2011. During the year ended February 29, 2012, the Company incurred fees of $1,941,571 (US$1,990,000) of which $1,195,186 (US$1,240,000) related to the previous corporate advisory agreement and $746,385 (US$750,000) related to the current corporate advisory agreement.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

7.	EXPLORATION AND EVALUATION ASSETS

Santa Rosa,
Argentina

Balance, March 1, 2010	$1,103,033

Exploration office	83,825
Land and legal	57,947
Presumptive minimum tax	51,807
Tenure payments	136,062
Travel and accommodation	10,681

340,322

1,443,355

Write-off of exploration and evaluation assets	(1,443,355)

Balance, February 28, 2011	-

Exploration office	59,407
Land and legal	14,484
Travel and accommodation	827
Value added tax	8,394

83,112

83,112

Write-off of exploration and evaluation assets	(83,112)

Balance, February 29, 2012	$-

The Company, through its subsidiary Exploraciones Oromin, S.A. (“EOSA”), held a 100% interest in certain oil and gas exploration rights located in the Province of Mendoza, Argentina (the “Santa Rosa Property”). As at February 28, 2011 the Company determined the fair value of the Santa Rosa Property to be $nil and recognized an impairment charge of $1,443,355 for the year then ended.

Effective December 1, 2011 the Company sold its subsidiary Irie Isle Limited (“Irie”), to an arm’s length party for cash proceeds of $5,000. Irie wholly-owned Cynthia Holdings Limited which wholly-owned EOSA. This sale had the effect of disposing of all the Company’s right, title and interest in and to the Santa Rosa Property. The combined net current assets and liabilities of Irie and its subsidiaries at the time of sale was $2,784. Accordingly, the Company recorded a gain on sale of $2,216.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold	Office	Computer	Total
	improvements	furniture	equipment

Cost
Balance at March 1, 2010	$197,521	$52,067	$2,289	$251,877
Additions	-	-	799	799
Disposals	-	-	-	-
Balance at February 28, 2011	197,521	52,067	3,088	252,676
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at February 29, 2012	$197,521	$52,067	$3,088	$252,676

Accumulated Amortization
Balance at March 1, 2010	$68,827	$17,935	$1,144	$87,906
Depreciation	39,504	10,413	618	50,535
Disposals	-	-	-	-
Balance at February 28, 2011	108,331	28,348	1,762	138,441
Depreciation	39,504	10,413	618	50,535
Disposals	-	-	-	-
Balance at February 29, 2012	$147,835	$38,761	$2,380	$188,976

Net Book Value
March 1, 2010	$128,694	$34,132	$1,145	$163,971
February 28, 2011	$89,190	$23,719	$1,326	$114,235
February 29, 2012	$49,686	$13,306	$708	$63,700

9.	TRADE AND OTHER PAYABLES

	February 29,	February 28,	March 1,
	2012	2011	2010
Accounts payable	$3,096	$171,104	$203,702
Accrued payable	283,160	180,000	417,196
Trade and other payables	$286,256	$351,104	$620,898

10.	SHARE CAPITAL AND RESERVES

(a)	Authorized:

As at February 29, 2012, the authorized share capital of the Company was an unlimited number of common shares without par value.

(b)	Issued:

Common shares: 136,563,218 (February 28, 2011 - 135,572,829)

(c)	Financing:

In August 2010 the Company closed an offering by prospectus of 21,562,500 common shares at a price of $0.80 per share for gross proceeds of $17,250,000 subject to share issue costs totaling $1,294,646. In addition, the Company issued 1,293,750 compensation warrants to the underwriters, exercisable at a price of $0.90 for an 18-month term. The estimated fair value of $336,300 has been deducted from share capital and recorded as share-based payments reserve. This fair value was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of 18 months, volatility of 73.7 per cent, risk-free equivalent yield of 1.36 per cent and no dividends.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE CAPITAL AND RESERVES (CONTINUED)

(c)	Financing (continued):

In November 2010 the Company closed an offering by prospectus of 10,000,000 common shares at a price of $1.30 per share for gross proceeds of $13,000,000 subject to share issue costs totaling $1,245,435. In addition, the Company issued 600,000 compensation warrants to the underwriters, exercisable at a price of $1.40 for a two year term. The estimated fair value of $246,071 has been deducted from share capital and recorded as share-based payments reserve. This fair value was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of two years, volatility of 106 per cent, risk-free equivalent yield of 1.57 per cent and no dividends.

(d)	Stock options:

The Company has a stock option plan under which it is authorized to grant options to directors, officers, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option granted must not be less than the market price of the Company’s shares. Options granted under the plan typically will vest immediately and are exercisable over five years.

Stock option transactions are summarized as follows:

	Number of Stock	Weighted Average
	Options	Exercise Price

Outstanding at March 1, 2010	9,420,000	$1.92
Granted	8,431,000	0.89
Exercised	(651,000)	0.62
Expired or cancelled	(8,376,000)	2.00
Outstanding at February 28, 2011	8,824,000	$0.96
Granted	4,649,000	1.30
Exercised	(14,000)	0.65
Expired or cancelled	-	-
Outstanding and exercisable at February 29, 2012	13,459,000	$1.08

As at February 29, 2012, the following stock options were outstanding and exercisable:

Expiry Date	Number of Stock Options	Remaining Contractual	Exercise Price
		Life (Years)
May 9, 2012 *	100,000	0.19	$2.91
May 14, 2013	150,000	1.21	3.00
July 10, 2014	200,000	2.36	1.12
October 7, 2014	75,000	2.61	0.90
March 31, 2015	714,000	3.08	0.65
August 24 2015	7,571,000	3.48	0.92
March 3, 2016	4,649,000	4.01	1.30
	13,459,000	3.57

* Expired unexercised

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE CAPITAL AND RESERVES (CONTINUED)

(d)	Stock options (continued):

During the year ended February 29, 2012, the Company granted fully-vested options to acquire 4,649,000 common shares with a weighted average fair value of $0.62 per option resulting in share-based payments expense of $2,901,822. An additional $3,513 in share-based payments was recognized in respect of the vesting of options granted in prior years for a total of $2,905,335 in share-based payments expensed during the year ended February 29, 2012.

The following assumptions were used for the Black-Scholes valuation of options granted during the years:

	2012	2011

Risk-free interest rate	2.4%	2.1 – 2.9%
Expected life	3.55 years	5 years
Annualized volatility	67%	67 – 68%
Dividend rate	0%	0%

(e)	Warrants:

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average
		Exercise Price

Outstanding at March 1, 2010	487,071	$0.85
Issued	1,893,750	1.06
Exercised	(517,500)	0.90
Expired	-	-
Outstanding at February 28, 2011	1,863,321	$1.05
Issued	-	-
Exercised	(976,389)	0.89
Expired	(286,932)	0.86
Outstanding and exercisable at February 29, 2012	600,000	$1.40

As at February 29, 2012, the following share purchase warrants were outstanding and exercisable:

Expiry Date	Number of Warrants	Exercise Price

November 16, 2012	600,000	$1.40

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

11.	RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	Year ended February	Year ended February
	29, 2012	28, 2011

Professional and consulting fees	$483,340	$513,780
Salaries and benefits	$850,277	$629,611

Professional and consulting fees and salaries and benefits have been expensed to operations, or capitalized to Investment in Oromin Joint Venture Group Ltd., based on the nature of the expenditure.

Included in trade and other payables at February 29, 2012 is $59,224 (February 28, 2011 - $59,087) due to directors and companies with common directors.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel, including the CEO, CFO, and Directors, are as follows:

	Year ended February	Year ended February
	29, 2012	28, 2011

Salaries and other short-term benefits	$1,572,859	$1,261,204
Share-based payments	$1,385,682	$2,207,715

12.	SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s investment in Oromin Joint Venture Group Ltd., exploration and evaluation assets, and property, plant and equipment are located in the following geographic areas:

	As at February	As at February	As at March
	29, 2012	28, 2011	1, 2010
Sénégal	$76,371,325	$67,508,460	$50,632,970
Canada	63,700	114,235	163,971
	$76,435,025	$67,622,695	$50,796,941

13.	COMMITMENTS

Effective April 1, 2009 the Company became a joint party to a lease on its office premises in Vancouver, Canada, which terminates May 31, 2013. Jointly with a company related by having a number of common directors, the Company is committed to annual lease payments as follows:

2013	$241,280	For the 12 month fiscal year
2014	$60,828	For the three months from March 1, 2013 to termination

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, receivables, marketable securities, and trade and other payables.

(a)	Financial assets and liabilities by category

At February 29, 2012	FVTPL	Loans and receivables	Available- for-sale	Other financial liabilities	Total
Financial assets
Cash	$3,927,251	$-	$-	$-	$3,927,251
Receivables	-	101,475	-	-	101,475
Marketable securities	-	-	41,927	-	41,927
Total financial assets	3,927,251	101,475	41,927	-	4,070,653

Financial liabilities
Trade and other payables	$-	$-	$-	$286,256	$286,256

At February 29, 2011	FVTPL	Loans and receivables	Available- for-sale	Other financial liabilities	Total
Financial assets
Cash	$16,230,612	$-	$-	$-	$16,230,612
Receivables	-	303,078	-	-	303,078
Marketable securities	-	-	89,843	-	89,843
Total financial assets	16,230,612	303,078	89,843	-	16,623,533

Financial liabilities
Trade and other payables	$-	$-	$-	$351,104	$351,104

At March 1, 2010	FVTPL	Loans and receivables	Available- for-sale	Other financial liabilities	Total
Financial assets
Cash	$10,003,721	$-	$-	$-	$10,003,721
Receivables	-	166,345	-	-	166,345
Marketable securities	-	-	89,843	-	89,843
Total financial assets	10,003,721	166,345	89,843	-	10,259,909

Financial liabilities
Trade and other payables	$-	$-	$-	$620,898	$620,898

(b)	Fair value of financial instruments

The carry values of receivables and trade and other payables approximate their fair values due to their relatively short maturity.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

14.	FINANCIAL INSTRUMENTS (CONTINUED)

(c)	Fair value hierarchy

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data

The following tables illustrate the valuation method of the Company’s financial instruments carried at fair value as at February 29, 2012, February 28, 2011 and March 1, 2010:

At February 29, 2012	Level 1	Level 2	Level 3	Total

Cash	$3,927,251	$-	$-	$3,927,251
Marketable securities	$41,927	$-	$-	$41,927

At February 28, 2011	Level 1	Level 2	Level 3	Total

Cash	$16,230,612	$-	$-	$16,230,612
Marketable securities	$89,843	$-	$-	$89,843

At March 1, 2010	Level 1	Level 2	Level 3	Total

Cash	$10,003,721	$-	$-	$10,003,721
Marketable securities	$89,843	$-	$-	$89,843

15.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign currency risk, liquidity risk, equity market risk, interest rate risk and credit risk. The Company’s objective with respect to financial risk management is to minimize potential adverse effects on the Company’s financial position and performance. Management is responsible to the Board of Directors for establishing controls and procedures with the objectives that financial risks are mitigated to acceptable levels.

(a)	Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash in United States dollars (USD), however, at February 29, 2012 the Company’s exposure to exchange rate changes for the USD was not material. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

15.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 29, 2012 the Company held cash resources of $3,927,251 and had trade and other payables of $286,256 and was able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

(c)	Equity market risk

The Company is exposed to equity price risk arising from its investments, which are marketable securities classified as available-for-sale. The Company’s maximum exposure to equity price risk is the carrying value of its investments.

(d)	Interest rate risk

The Company’s exposure to interest rate risk is not material. The nature of its financial instruments do not lead to any material risk that their fair values or future cash flows will fluctuate because of changes in market interest rates.

(e)	Credit risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations. The Company has no material counter-parties to its financial instruments with the exception of the financial institutions which hold its cash deposits. The Company manages this credit risk by investing its cash in interest-bearing accounts at a major Canadian chartered bank, or, to a lesser extent, at major banks in Sénégal. The Company’s material receivables consist primarily of sales tax receivables due from the federal government of Canada. Because of these circumstances, the Company does not believe it has a material exposure to credit risk.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

15.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(f)	Capital Management

The capital of the Company consists of the items included in equity. The Company manages its capital structure and makes adjustments to it based on the funds required by and available to the Company. The Company’s objective for capital management is to plan for the capital required to support the Company’s ongoing acquisition and exploration of its mineral properties and to provide sufficient funds for its corporate activities.

The Company’s mineral properties are in the exploration stage. As an exploration stage company, the Company is currently unable to self-finance its operations. The Company has historically relied on equity financings to finance operations. In order to carry out the Company’s planned exploration programs and to pay for administrative costs, the Company will spend its existing working capital and raise additional funds as required. The Company uses a planning and budgeting process to manage its capital requirements.

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended	Year ended
	February 29, 2012	February 28, 2011
		(Note 19)
Non-cash operating activities
Accounts payable incurred for resource property expenditures	$-	$98,998

Non-cash financing activities
Exercise of stock options	$(5,246)	$(285,267)
Share-based payments reserve allocated to share capital on exercise of stock options	5,246	285,267
Shares issued for exploration and evaluation assets	-	5,555
Warrants issued for underwriter’s compensation	-	582,371
Share-based payments reserve arising from underwriter’s compensation warrants	-	(582,371)
Exercise of underwriter’s compensation warrants	(278,387)	(134,520)
Share-based payments reserve allocated to share capital on exercise of underwriter’s compensation warrants	278,387	134,520
	$-	$5,555
Non-cash investing activities
Expenditures on exploration and evaluations assets incurred through shares issued	$-	$(5,555)

Interest paid during the year	$-	$-
Income taxes paid during the year	$-	$-

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

17.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	Year ended	Year ended
	February 29, 2012	February 28, 2011
Loss for the year before income taxes	$(8,207,833)	$(9,783,496)
Expected income tax recovery	$2,155,000	$2,757,000
Non-deductible expenditures	(609,000)	(1,988,000)
Impact of different tax rates and other	(107,000)	(106,000)
Changes in unrecognized deductible temporary differences	(1,439,000)	(663,000)

Income tax (expense) recovery	$-	$-

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

The deductible temporary differences and unused tax losses that are not recognized as deferred tax assets are as follows:

	Year ended	Expiry dates	Year ended
	February 29,		February 28,
	2012		2011
Equipment and cumulative eligible capital	$343,000	Not applicable	$228,000
Exploration and evaluation assets	6,075,000	Not applicable	6,075,000
Financing costs	2,504,000	2033 to 2036	3,787,000
Marketable securities and other	49,000	Not applicable	-
Capital losses available for future periods	2,941,000	Not applicable	41,000
Non-capital losses available for future periods	11,965,000	2015 to 2032	7,908,000

Tax attributes are subject to review, and potential adjustments, by tax authorities.

18.	CONTINGENCY

In October 2011 the Company entered into a series of retention agreements with a number of its officers, employees and key consultants providing for the possibility of certain payments to be made to those parties upon the conclusion of a change in control transaction, as that term is normally understood in the Company’s industry. In the event of such a change in control transaction, the Company could become liable for the payment of up to a total of $2,274,000 in termination payments. Of this amount, a total of up to $1,546,500 could become payable to senior officers and directors.

19.	TRANSITION TO IFRS

As stated in note 2, these are the Company's first consolidated annual financial statements prepared in accordance with IFRS. An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in this note.

The accounting policies in note 2 have been applied in preparing the consolidated financial statements for the year ended February 29, 2012, the comparative information for the year ended February 28, 2011, and the preparation of an opening IFRS statement of financial position on the transition date, being March 1, 2010.

In preparing the consolidated financial statements for the year ended February 29, 2012, comparative information for the year ended February 28, 2011 have been adjusted from amounts reported previously in the financial statements prepared in accordance with GAAP.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	TRANSITION TO IFRS (CONTINUED)

The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to apply the following IFRS 1 optional exemptions:

  IFRS 2, Share-Based Payments, has not been applied to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

  IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

  The Company has applied the transitional provision in IFRIC 4, Determining whether an Arrangement contains a Lease, and has assessed all arrangements as at the transition date.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	TRANSITION TO IFRS (CONTINUED)

The reconciliation between the GAAP and IFRS consolidated statement of financial position as at March 1, 2010 is provided below:

		As at March 1, 2010
		Effect of
		transition to
	GAAP	IFRS	IFRS
ASSETS
Current Assets
Cash	$13,104,968	$(3,101,247)	$10,003,721
Receivables	222,815	(56,470)	166,345
Marketable securities	89,843	-	89,843
Deposits and prepaid expenses	63,855	(5,180)	58,675
Total current assets	13,481,481	(3,162,897)	10,318,584
Non-Current Assets
Investment in Oromin Joint Venture Group Ltd.	-	50,632,970	50,632,970
Exploration and evaluation assets	54,013,565	(52,910,532)	1,103,033
Property, plant and equipment	163,971	-	163,971
Advances to joint venture	36,374	36,374	72,748
Deposits	274,007	(274,007)	-
Performance bond – restricted cash	43,025	-	43,025
Total non-current assets	54,530,942	(2,515,195)	52,015,747
Total Assets	$68,012,423	$(5,678,092)	$62,334,331
LIABILITIES AND EQUITY
Current Liabilities:
Trade and other payables	$1,700,992	$(1,080,094)	$620,898
Equity
Share capital	82,876,200	-	82,876,200
Share-based payments reserve	11,244,638	-	11,244,638
Investment revaluation reserve	(281,507)	-	(281,507)
Deficit	(27,527,900)	(4,597,998)	(32,125,898)
Total equity	66,311,431	(4,597,998)	61,713,433
Total Liabilities and Equity	$68,012,423	$(5,678,092)	$62,334,331

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	TRANSITION TO IFRS (CONTINUED)

The reconciliation between the GAAP and IFRS consolidated statement of financial position as at February 28, 2011 is provided below:

	As at February 28, 2011

		Effect of
	GAAP	transition to IFRS	IFRS
ASSETS
Current Assets
Cash	$18,508,910	$(2,278,298)	$16,230,612
Receivables	503,784	(200,706)	303,078
Marketable securities	89,843	-	89,843
Deposits and prepaid expenses	83,076	708,767	791,843
Total current assets	19,185,613	(1,770,237)	17,415,376
Non-Current Assets
Investment in Oromin Joint Venture Group Ltd.	-	67,508,460	67,508,460
Exploration and evaluation assets	73,563,978	(73,563,978)	-
Property, plant and equipment	114,235	-	114,235
Deposits	720,686	(720,686)	-
Advances to joint venture	57,138	57,138	114,276
Performance bond - restricted cash	26,539	-	26,539
Total non-current assets	74,482,576	(6,719,066)	67,763,510
Total Assets	$93,668,189	$(8,489,303)	$85,178,886
LIABILITIES AND EQUITY
Current Liabilities
Trade and other payables	$1,435,004	$(1,083,900)	$351,104
Equity
Share capital	111,298,040	-	111,298,040
Share-based payments reserve	15,710,104	10,539	15,720,643
Investment revaluation reserve	(281,507)	-	(281,507)
Deficit	(34,493,452)	(7,415,942)	(41,909,394)
Total equity	92,233,185	(7,405,403)	84,827,782
Total Liabilities and Equity	$93,668,189	$(8,489,303)	$85,178,886

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	TRANSITION TO IFRS (CONTINUED)

The reconciliation between the GAAP and IFRS total comprehensive loss for the year ended February 28, 2011 is provided below:

	Year ended February 28, 2011
		Effect of
	GAAP	transition to IFRS	IFRS
EXPENSES
Amortization	$50,535	$-	$50,535
Filing and transfer agent fees	69,150	-	69,150
Office and rent	352,214	-	352,214
Professional and consulting fees	397,424	-	397,424
Salaries and benefits	690,397	-	690,397
Share-based payments	4,302,882	10,539	4,313,421
Travel and public relations	272,588	-	272,588

	(6,135,190)	(10,539)	(6,145,729)
OTHER INCOME (LOSS)
Corporate advisory fee	-	(2,807,405)	(2,807,405)
Equity income from investment in Oromin Joint Venture Group Ltd.	-	123,000	123,000
Foreign exchange gain (loss)	12,112	(123,000)	(110,888)
Interest income	105,234	-	105,234
Write-off of exploration and evaluation assets (Note 7)	(1,443,355)	-	(1,443,355)
Project administration cost recoveries	495,647	-	495,647

	(830,362)	(2,807,405)	(3,637,767)

Loss for the year	(6,965,552)	(2,817,944)	(9,783,496)

Other comprehensive income (loss)	-	-	-

Total comprehensive loss for the year	$(6,965,552)	$(2,817,944)	$(9,783,496)

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	TRANSITION TO IFRS (CONTINUED)

The reconciliation between the GAAP and IFRS consolidated statements of cash flows for the year ended February 28, 2011 is provided below:

	Year ended February 28, 2011

		Effect of transition
	GAAP	to IFRS	IFRS
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(6,965,552)	$(2,817,944)	$(9,783,496)
Items not affecting cash:
Share-based payments	4,302,882	10,539	4,313,421
Amortization	50,535	-	50,535
Write-off of exploration and evaluation assets	1,443,355	-	1,443,355
Changes in non-cash working capital items:
Receivables	(280,969)	144,236	(136,733)
Deposits and prepaid expenses	(19,221)	(713,947)	(733,168)
Trade and other payables	(189,935)	-	(189,935)

Net cash used in operating activities	(1,658,905)	(3,377,116)	(5,036,021)
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Oromin Joint Venture Group Ltd.	-	(16,980,459)	(16,980,459)
Exploration and evaluation assets	(20,790,259)	20,480,602	(309,657)
Advances to joint venture	(20,764)	(20,764)	(41,528)
Deposits	(720,686)	720,686	-
Purchase of property, plant and equipment	(799)	-	(799)

Net cash used in investing activities	(21,532,508)	4,200,065	(17,332,443)
CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	31,118,950	-	31,118,950
Share issue costs	(2,540,081)	-	(2,540,081)
Proceeds from performance bond - restricted cash	16,486	-	16,486

Net cash provided by financing activities	28,595,355	-	28,595,355
Change in cash	5,403,942	822,949	6,226,891
Cash, beginning of year	13,104,968	(3,101,247)	10,003,721
Cash, end of year	$18,508,910	(2,278,298)	$16,230,612

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	TRANSITION TO IFRS (CONTINUED)

NOTES TO RECONCILIATION

(a)	Basis of Consolidation

Under GAAP, the Company accounted for its interest in OJVG as a joint venture. A joint venture is defined as an entity, asset or operation that is subject to joint control and under GAAP all joint venture arrangements, except those that are variable interest entities, must be accounted for using proportionate consolidation.

Under IFRS, the Company can elect to use either the equity method or proportionate consolidation method to account for its interest in OJVG. The Company has elected to apply the equity method to account for its interest in OJVG, and the carrying value of the investment is the Company’s cost of the investment to date. The Company made this election because under the new IFRS standard, IFRS 11, Joint Arrangements, the equity method will become compulsory for joint ventures for fiscal years beginning on or after January 1, 2013 and the Company does not wish to further revise its accounting practices when this comes into effect.

(b)	Share-Based Payments

Under GAAP, the Company measured share-based payments related to stock options at the fair value of the options granted using the Black-Scholes option pricing model and recognized this expense over the vesting period of the options. For the purpose of accounting for share-based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees, contractors and consultants are measured on the date of grant. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Company to measure share-based payments related to stock options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that share-based payments be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (“direct employee”) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS. However, the Company has determined that no adjustments were required for the year ended February 28, 2011.

Under GAAP, the Company recognized an expense related to their share-based payments on a straight-line basis over the vesting period. Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards. There were no unvested options at the transition date. Adjustments have been made for recognizing share-based payments with graded vesting for the year ended February 28, 2011.

IFRS 2 requires an entity to estimate the number of equity-settled instruments that are expected to vest and to make adjustments to the actual number that vest unless forfeitures are due to market conditions. The Company has determined the forfeiture rate to be nil and, therefore, no adjustments have been made for the year ended February 28, 2011.

(c)	Corporate advisory fee

Under GAAP, the Company capitalized its corporate advisory fees as resource property costs. Upon transition to IFRS, the Company changed its accounting policy to recognize these fees as expenditures as they are incurred.

Oromin Explorations Ltd.	FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED FEBRUARY 29, 2012

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the Toronto Stock Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Sénégal, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals. During the year ended February 29, 2012, the Company was engaged in the exploration of its OJVG Gold Project in Sénégal. The Company holds a 43.5% interest in the OJVG Gold Project through its 43.5% holding in Oromin Joint Venture Group Ltd. (“OJVG”).

This MD&A is issued in respect of our audited annual financial statements as at February 29, 2012 and for the year then ended (the “Annual Financial Statements”); this MD&A is dated May 28, 2012 and discloses specified information up to that date. Unless otherwise cited, references to dollar amounts are Canadian dollars. Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statements” on the last page of this report.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the year ended February 29, 2012 and subsequently to the date of this report, with emphasis on the three months December 2011 and January and February 2012.

1.

We continued our exploration of the OJVG Gold Project throughout the period, funded equally with our joint venture partners, continuing and expanding an extensive program of reverse circulation and diamond drilling, together with technical studies. Subsequent to the year-end, two technical news releases were filed on SEDAR on March 12 and April 19, 2012 describing significant steps in the approval of our Environmental and Social Impact Assessment and reporting on plans to update our mineral resource estimates and feasibility study calendar Q3 and Q4. A further eight technical news releases had been filed in the previous three fiscal quarters ending November 30, 2011.

We believe that our ongoing series of technical news releases illustrates continuous progress on our developing resource definition and economic evaluation programs at the OJVG Project. We continue to expand indications of mineralization at depth under some of our established deposits and obtain encouraging results at early exploration stages at several new targets. A 43-101 technical report was filed on SEDAR on May 24, 2012 which brings up to date regulatory filings supporting certain of our recent technical disclosures.

2.

We added a total of $8.9 million to our investment in the OJVG project during the year. Total joint venture expenditures during the year, managed by Oromin, were approximately $21.9 million of which Oromin’s share was one-half. Total project expenditures from inception in October 2004 through February 2012 have exceeded US$ 155 million.

3.

On December 1, 2011 we sold to an arm’s length resident of Argentina as set out in Note 7 of the Annual Financial Statements all of our rights in and to the Santa Rosa oil and gas concession in Argentina, for proceeds which approximated the net current assets of our subsidiaries which held those interests. Our efforts to attract farm-in partners for this project had proved unsuccessful since drilling a dry hole test well in July 2009.

4.

On December 7, 2011, in response to a request by the Toronto Stock Exchange, we announced that Oromin was currently in discussions that could lead to a potential acquisition of the Company. We announced that there could be no assurance that any transaction would occur, or as to the timing, structure or terms of any transaction. We also announced that we did not intend to make any further public announcements relating to any potential transaction unless we conclude that they were warranted by the circumstances or were expressly required by law.

Oromin Explorations Ltd.
Year Ended February 29, 2012
Management Discussion and Analysis
Page 2 of 10

Outlook

Project budgets, programs and activity for the fourth fiscal quarter of 2011-2012 were focused on developing engineering update studies planned for calendar 2012 and on seeking approvals for our Environmental and Social Impact Assessment (“ESIA”) which is a key component of taking the OJVG Gold Project to its next stage of development. Heap leach mining potential for lower grade material will be further evaluated. Value engineering studies recently completed have documented opportunities to further improve recoveries and reduce capital costs. The OJVG budget for the complete 2011 calendar year was USD $27 million, of which our joint venture share was one-half.

We have no material commitments for capital expenditures at the end of our most recent fiscal period, but will be continuing exploration and engineering programs at the OJVG project during the fiscal year currently in progress. This resource property is not in production and does not produce any income. The completion of financings totaling $57.1 million, carried out in June and December 2009 and in August and November 2010, has provided a level of funding sufficient to support our activities in the past three fiscal years. Our 2010 bought deal financings are supporting the continuation of the scope and pace of exploration and development which the joint venture has demonstrated over the past six years.

Our comments in this section “Outlook” are predominantly forward-looking statements as defined by Canadian securities law, and those comments are particularly subject to the “Cautionary Statements” on the last page of this document. There are significant risks that the plans and objectives described in this section may be altered, including, but not limited to, the effects of a material deterioration in the price of gold or other adverse change in the capital market’s perception of mining exploration companies’ valuations or that of our company in particular.

Selected Annual Information

The following table provides a brief summary of Oromin’s financial operations. For more detailed information, refer to the Annual Financial Statements.

	Year Ended	Year Ended	Year Ended
	February 29,	February 28,	February 28,
	2012	2011	2010
Body of accounting principles used	IFRS	IFRS	CGAAP
Total revenues	nil	nil	nil
Net loss	$8,207,833	$9,783,496	$7,860,319
Basic and diluted loss per share	(0.06)	(0.08)	(0.09)
Total assets	80,967,002	85,178,886	68,012,423
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

Note on change in accounting standards

This MD&A is prepared in association with the first-time filing of the Company’s annual financial statements under the body of accounting standards IFRS, which were adopted by the Company March 1, 2011. In accordance with regulatory policy, the annual information set out above is derived from financial statements prepared under IFRS for the two most recent fiscal years; however, the information set out above for the fiscal year ended February 28, 2010 is derived from financial statements prepared under the previous accounting standards, Canadian GAAP (“CGAAP”). Accordingly, users are advised that there is a significant lack of comparability between the amounts for fiscal 2010 and the amounts for fiscal 2011 and 2012.

During the fiscal year ended February 28, 2012, total assets decreased to $81.0 million from $85.1 million as at February 28, 2011. The most significant factors in the decrease in assets were the loss of $8.2 million, reduced by the major non-cash items stock-based compensation $2.9 million and reclassification of cumulative other comprehensive income $0.3 million, offset by cash proceeds from the issue of share capital of $0.9 million.

The $1.6 million decrease in loss during the year ended February 28, 2012 compared to the year ended February 28, 2011 is broadly and primarily due to the positive impacts of 1) a reduction of $1.4 million in the magnitude of costs written down in respect of the Santa Rosa oil & gas project in Argentina, 2) a similar reduction in stock-

Oromin Explorations Ltd.
Year Ended February 29, 2012
Management Discussion and Analysis
Page 3 of 10

based compensation expense, and 3) a reduction by $0.9 million in the cost of the corporate advisory fees paid; these are offset by increases of $1.0 million in professional and consulting fees, of $0.6 million in salaries and benefits, of $0.2 million in a reversal of the Company’s equity in the income or loss of OJVG, and of $0.3 million on the reclassification of cumulative other comprehensive income to the statement of loss.

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. There are numerous reasons for this, but they include such things as widely varying levels of activity depending on the state of the capital markets and upon the exploration budgets applied to the company’s projects; the nature, size and timing of exploration programs depending on availability of funds, property location, seasonal factors and the number of exploration stages which have taken place on properties costs of properties abandoned or otherwise disposed of being charged to operations; levels of staffing and whether this consists of employed or contract personnel; the degree of professional services required to carry out such matters as property transactions or corporate finance; and the amounts recognized as stock-based compensation expense upon the vesting of stock option grants.

In Oromin’s case, most of the factors just described have come into effect during the three years reported on. Fiscal 2010, 2011 and 2012 have seen an ongoing high level of exploration activities at the OJVG exploration concession in Sénégal. Fiscal 2010 experienced the costs of drilling and abandoning a test well on the Santa Rosa oil and gas project in Argentina, and fiscal 2011 the further write-down of all remaining historical costs of that project.

Our general and administrative costs, exclusive of the large non-cash item stock-based compensation, have also increased significantly, commensurate with our exploration and financing success, with increased levels of exploration expenditure, and, notably in fiscal 2012, large costs associated with preparing for a possible corporate transaction as was alluded to in our December 7, 2011 news release.

Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	February 29,	November	August 31,	May 31,	February 28,	November	August 31,	May 31,
	2012	30, 2011	2011	2011	2011	30, 2010	2010	2010
	IFRS basis	IFRS basis	IFRS basis	IFRS basis	CGAAP basis	CGAAP basis	CGAAP basis	CGAAP basis
Total assets	$80,967,002	$90,655,057	$91,127,395	$92,002,118	$93,668,189	$96,836,822	$87,203,643	$68,167,306
Resource properties	76,371,325	76,933,038	74,028,263	71,157,187	73,563,978	70,239,373	65,564,511	60,903,177
Working capital	4,064,839	4,384,027	8,030,426	11,661,273	17,750,609	23,182,429	16,058,643	4,607,492
Shareholders’ equity	80,680,746	90,349,832	90,849,957	91,630,651	92,233,185	93,631,765	81,836,103	65,966,184
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net earnings (loss)	(3,795,228)	(476,167)	(472,970)	(3,463,468)	(1,884,372)	(308,290)	(4,161,536)	(611,354)
Earnings (loss) per share	(0.03)	(0.00)	(0.00)	(0.03)	(0.01)	(0.00)	(0.04)	(0.01)

Note on change in accounting standards

This MD&A is prepared in association with the fourth quarterly filing of the Company’s financial statements under IFRS. Because comparative financial statements under IFRS have not been prepared for any fiscal quarter prior to that ended May 31, 2011, we have chosen to present the above table on the basis of Canadian Generally Accepted Accounting Principles (CGAAP), the standard in effect at the times of filing MD&A for all the quarters through and including February 28, 2011, for those four quarters. The information for the four most recent quarters is drawn from financial statements prepared under IFRS. Readers should realize that, accordingly, the information in the table above may not be strictly comparable, being based on two different sets of accounting standards.

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Year Ended February 29, 2012
Management Discussion and Analysis
Page 4 of 10

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. Among other matters, stock-based compensation recognized on the grant of incentive options, and write-downs of property interests, can and do create very wide fluctuations.

During the year, share-based payments of $2,905,335 comprised 45 per cent of operating expenses. Deducting that non-cash line item from each of 2012’s and 2011’s annual expenses yields a net amount of $3,608,931 for 2012 and $1,832,308 for 2011: an increase of $1,776,000 or 97 per cent. Professional and consulting fees contributed $995,000 to the increase, principally related to corporate finance advisory fees. Salaries and benefits contributed $605,000 to the increase, arising principally from increased allocations of the costs of shared personnel and to the allocation of certain bonuses to this cost centre. Office and rent rose $131,000, reflecting increased usage of our shared lease space. Travel and public relations costs rose by $22,000 reflecting increased travel and trade show participation. Filing and transfer fees rose $24,000, arising from the increase in stock exchange annual fees for the increased share capitalization of the Company. These five cost centres comprise the entirety of our increased cash operating costs, and are consistent with our continuing levels of exploration activity at the OJVG project and the results being obtained. We expect our general levels of costs to continue in the current fiscal year in progress, although current levels of professional and consulting fees are much lower than in fiscal 2012 since corporate finance advisory fees are much reduced at this point in the current fiscal year. We anticipate no charges for the item “corporate advisory fees”, which is a separate cost item from investment banking and related professional fees, in the statement of comprehensive loss for 2012-2013.

Results of Operations

Oromin’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statements of cash flows portray in fiscal 2011 and 2012 ongoing robust programs of resource project expenditure, which is the essence of the business we are in as an exploration company. Our net cash outlays on our investment in the OJVG joint venture were $8.9 million in fiscal 2012 and $17.0 million in fiscal 2011. Fiscal 2011’s levels were augmented by extensive engineering costs associated with the preparation of the Feasibility Study filed in July 2010, and that year also saw greater drilling activity, both diamond drilling and reverse circulation drilling, with more rigs active.

Operating cash flows were determined principally by net income, which was affected by the items set out above, and by changes in working capital items. As set out in the Statement of Changes in Equity and in Note 10(c) to the Annual Financial Statements, in fiscal 2011 we undertook two major bought deal financings. Further financings were therefore not required in fiscal 2012.

Discussion of Mineral Project

The Company holds certain rights to and in the gold exploration project referred to as the OJVG Gold Project through its investment in Oromin Joint Venture Group Ltd. as set out in Note 5 to the Annual Financial Statements. That property is also the subject of extensive discussion and description in Item 3.3 of the Company’s Annual Information Form (“AIF”) filed on SEDAR concurrently with this report. Readers are referred to the AIF for information specified under items 1.4 (d) and (e) of Form 52-101F1 (the specification of contents of this report). The following brief excerpt from Item 3.3 of the AIF is reproduced here:

“2012 Activities

“Based on drilling completed to the end of 2011, Oromin contracted SRK in May to carry out mineral resource updates on the Masato, Golouma (formerly Golouma West and Golouma South), Kerekounda, Kourouloulou, Kobokoto, Maki Medina, Niakafiri Southeast and Niakafiri Southwest deposits and first time mineral resource estimates for Mamasato, Sekoto, Kouroundi, Kinemba, Kotouniokolla and Koulouqwinde. Once the mineral resource updates have been completed, Oromin also retained SRK and Ausenco to update the 2010 Feasibility Study in the latter half of 2012.

“During Q1 and Q2 of 2012, OJVG has conducted follow up surface exploration programs at a number of new and previously identified targets including Goumbati, Goumbati West, Masato Northeast, Dendifa West,

Oromin Explorations Ltd.
Year Ended February 29, 2012
Management Discussion and Analysis
Page 5 of 10

Timtimol and Maki Medina East. Although OJVG intends on continuing this program for the remainder of the year, there are no immediate plans for drilling in 2012.”

The joint venture is operating under a budget estimate of approximately $6 million for the OJVG project for calendar 2012, of which our share is USD $3 million.

Disposition of interest in Santa Rosa oil and gas project

Effective December 1, 2011 the Company sold its interest in the Santa Rosa oil and gas project as set out in Note 7 to the Annual Financial statements. During the fiscal years 2010, 2011 and 2012 our costs to maintain this interest have been $480,862, $340,322 and $83,112 respectively (for 2012 for nine months only) which we shall be avoiding in the future.

Discussion of Fourth Quarter

Our results for the fourth fiscal quarter portray a significant loss totaling $3,795,228. Operating costs for the quarter totaled $1,571,755 which are commensurate with the previous three fiscal quarters. Other income and expense showed an increase in loss items totaling $2,223,473. This arose principally entirely due to two decisions reached in the fourth quarter. The first was to reclassify corporate advisory fees, recorded as deferred project costs under GAAP, as charges to other income and expense under IFRS, and the second was the recognition of the probable permanent impairment of cumulative losses on our holdings of marketable securities and an according reclassification of a balance, previously in cumulative other comprehensive income, as a loss of the period in other income and expense. These two items total $2,270,995 and account for virtually the entire increase in fourth quarter losses.

Liquidity

The financings completed in August and November 2010 provided a significant cash position to the Company through the current date. Exercises of share purchase warrants in the fourth quarter added $864,855 in cash proceeds as set out in the Statement of Changes in Equity. The Company’s net working capital position at February 29, 2012 was $4,064,839. We believe this is sufficient working capital to finance the Company’s operations for the balance of the 2012-2013 fiscal year. If a transaction involving the sale of the Company’s interest in the OJVG Gold Project occurs or is agreed to within that timeframe the Company certainly expects to avoid the need for further financing. The sourcing of such a transaction is currently a topic in management’s efforts, and in those of our joint venture partners. Management of the Company has a long demonstrable track record of financing if, as and when required, in both good and bad capital markets.

Capital Resources

The financings completed in fiscal 2010 and 2011 have provided significant capital resources to the Company through the current date. Please refer to the discussion under “Liquidity” immediately proceeding for further comment.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, with the exception of its commitment as co-lessee of its office premises in Vancouver as set out in Note 13 to the February 29, 2012 financial statements. It should be noted that the subject lease terminates one year and three days from the date of this report.

Related Party Transactions

During the year ended February 29, 2012, the Company incurred professional fees of $483,340 with directors or companies controlled by directors. These payments were comprised of $139,090 accrued or paid to a company controlled by Douglas Turnbull, a director of the Company, for his geological consulting services and $344,250 for legal services accrued or paid to a law practice controlled by James G. Stewart, a director and officer of the Company. These payments principally reflect extensive ongoing drilling programs on the OJVG project, preparations for establishing the operating company in Sénégal, and costs related to investment banking services. The Company also paid salaries and benefits of $576,324 to Chet Idziszek, the Chief Executive Officer, and $180,953 to Nell Dragovan, a director and senior officer, for salaried management services including a bonus of $310,835 to Mr. Idziszek awarded in recognition of a successful financing in calendar 2010. Directors’ fees,

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Year Ended February 29, 2012
Management Discussion and Analysis
Page 6 of 10

classified as salaries and benefits, were paid to independent directors as to $39,000 to Derek Bartlett (Lead Director) and as to $27,000 to each of Robert Brennan and Robert Sibthorpe.

As at February 29, 2012, accounts payable and accrued liabilities include $59,224 due to related parties, which has been paid out in the subsequent fiscal quarter. These transactions have been measured at the amount of consideration established and agreed to by the Company and the related parties.

Pursuant to the retention agreements described in Note 18, senior officers and directors may become entitled to a total of up to $1,546,500 contingent upon the occurrence of events contemplated in those agreements. See “Contingency” on page 8 of this report.

Changes In Accounting Policies

First Time Adoption of International Financial Reporting Standards

Following the February 13, 2008 Canadian Accounting Standards Board ("AcSB") requirement for publicly listed entities to prepare annual financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011, the Company prepared its consolidated financial statements for the year ended February 29, 2012 using IFRS. Due to the requirement to present comparative financial information, the Company restated its statement of financial position as at March 1, 2010 (“transition date”).

Notes 2 and 19 of the consolidated financial statements for the year ended February 29, 2012 provide a complete analysis of the impact of the transition from Canadian GAAP to IFRS on the Company’s financial position, and detail the Company’s elected optional exemptions applied under IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Transitional Financial Impact

As a result of the accounting policy choices selected and the changes required to be made under IFRS, the Company recorded a decrease in equity of $7,405,403 and $4,597,998 as at February 28, 2011 and March 1, 2010, respectively.

Comprehensive Income Impact

As a result of the accounting policy choices selected and the changes required to be made under IFRS, the Company has recorded an increase in total comprehensive loss of $2,817,944 for the year ended February 28, 2011 as detailed in the following table:

Year ended February 28,
2011
Total comprehensive income reported under Canadian GAAP	$(6,965,552)
Increase (decrease) in respect of:
Corporate advisory fee	(2,807,405)
Share-based payments	(10,539)
Total IFRS adjustments to comprehensive income	(2,817,944)
Total comprehensive income reported under IFRS	$(9,783,496)

Cash Flow Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company has recorded an increase in cash flows of $822,949 for the year ended February 28, 2011 as detailed in the following table:

Oromin Explorations Ltd.
Year Ended February 29, 2012
Management Discussion and Analysis
Page 7 of 10

Year ended February 28,
2011
Change in cash as reported under Canadian GAAP	$5,403,942
Increase (decrease) in respect of:
Cash flows from operating activities	(3,377,116)
Cash flows from investing activities	4,200,065
Cash flows from financing activities	-
Change in cash as reported under IFRS	$6,226,891

Internal Controls over Financial Reporting

We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The existing control framework has been applied to the IFRS changeover process and any changes in control have been implemented. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Financial Information Systems

The IFRS transition project did not have a significant impact on the financial information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Accounting standards anticipated to be effective January 1, 2013 or later

Presentation of Financial Statements

The IASB has amended the disclosure requirement of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial instruments

In December 2011, the IASB amended IFRS 7 Financial Instruments: Disclosures requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9 Financial Instruments (“IFRS 9”). This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014.

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9 in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

The Company is currently evaluating the impact the final standards are expected to have on its consolidated financial statements.

Oromin Explorations Ltd.
Year Ended February 29, 2012
Management Discussion and Analysis
Page 8 of 10

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supercedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation –Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Risk Factors

The Company provides extensive disclosures about the risk factors it faces in its Annual Information Form (“AIF”) prepared and filed in respect of our fiscal year ended February 29, 2012. We recommend that readers of our financial and other disclosures take note of the risk factors set out in that AIF.

Critical Accounting Estimates

The Company believes that the only significant area where it has latitude in making critical accounting estimates is in estimating share-based payments, and in particular in estimating the expected life over which options granted will be held prior to exercise.

The assumptions used in determining the fair value of share options granted include judgments in respect of length of service together with share price volatility, dividend, interest yields and exercise patterns. We estimate fair value using the Black-Scholes Option Pricing Model (“BSOMP”), which is widely used in our industry and by public companies outside our industry; however, other valuation models exist and might provide differing results. Measurements of price volatility and interest yields are objectively determinable from public databases once the expected life of options granted is determined. Had we used a ten percent lesser expected option life in calculating the share-based payment values in respect of the option grant describe in Note 10(c) to the Annual Financial Statements, the value calculated would have been approximately 4.7 per cent lower, reducing our reported share-based payments expense on the Statement of Comprehensive Loss by approximately $136,000 or approximately two per cent of total operating expenses for the year. Had we used a ten percent greater expected option life in calculating those share-based payment values, the value calculated would have been approximately 4.4 per cent greater, increasing our reported share-based payments expense on the Statement of Comprehensive Loss by approximately $127,000, also approximately two per cent of total operating expenses for the year. It is

Oromin Explorations Ltd.
Year Ended February 29, 2012
Management Discussion and Analysis
Page 9 of 10

useful to recognize that in the case of this expense category, the expense is not incurred in cash; users may therefore be more indifferent to the sensitivities inherent in the use of this accounting estimate.

Management believes that the current model provides a fair valuation measure under the circumstances.

Other MD&A Requirements – Disclosure of Outstanding Share Data

Common shares

The authorized share capital of the Company is an unlimited number of common shares of which 136,563,218 were outstanding at February 29, 2012 as set out in the statement of changes in equity in the annual financial statements. This is a new statement this fiscal year, upon the adoption of IFRS.

Incentive stock options and share purchase warrants

As at February 29, 2012 and to the date of this report the Company had 13,459,000 incentive stock options outstanding, as set out in Note 10(d) to the annual financial statements. As at February 29, 2012 and to the date of this report the Company had 600,000 share purchase warrants outstanding, as set out in Note 10(e) to the annual financial statements.

Contingency

As set out in Note 18 to the annual financial statements, in October 2011 Oromin entered into a series of retention agreements with a number of its officers, employees and key consultants providing for the possibility of certain payments to be made to those parties upon the conclusion of a change in control transaction, as that term is normally understood in our industry. In the event of such a change in control transaction, Oromin could become liable for the payment of up to a total of $2,274,000 in termination payments. Of this amount, a total of up to $1,546,500 could become payable to senior officers and directors.

Vancouver, British Columbia	ÐÑÐÑÐÑ	May 28, 2012

Readers are referred to the “Cautionary Statements” on the following page.

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Year Ended February 29, 2012
Management Discussion and Analysis
Page 10 of 10

Cautionary Statements
This document contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Specifically, this document contains forward-looking statements regarding the results and projections contained in the preliminary economic assessment of the viability of heap leach processing , including resource estimates, ore grade, the expected mine life, anticipated gold production, gold recovery, the commencement of construction, cash operating costs and other costs, the projected internal rate of return, capital costs, sensitivity to metal prices and other sensitivities, the projected payback period, the availability of capital for development, the financial analysis and expected drilling activities. Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond Oromin’s ability to predict or control and may cause Oromin’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, gold price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, as well as those risk factors discussed in the section entitled “Description of Business - Risk Factors” in Oromin’s 2010 annual information form. Such forward-looking statements are also based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for exploration and development activities; the estimated timeline for the development of the OJVG gold project; the supply and demand for, and the level and volatility of the price of, gold; the accuracy of reserve and resource estimates and the assumptions on which the reserve and resource estimates are based; the receipt of necessary permits; market competition; ongoing relations with employees and impacted communities; and general business and economic conditions. In addition, the preliminary economic assessment uses an estimate of gold price based on an approximate three-year average. The operating and capital costs in the preliminary economic assessment were developed to be reasonable estimates within industry benchmarks. There is no certainty that the results of the preliminary economic assessment will ever be realized. Should one or more of the risks or uncertainties involved in forward-looking statements relating to the preliminary economic assessment materialize, or should the assumptions underlying the preliminary economic assessment prove incorrect, actual results of the preliminary economic assessment may vary materially from those anticipated, believed, estimated or expected. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.
The mineral resource estimates reported in this document were prepared in accordance with Canadian National Instrument 43-101Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, the United States Securities and Exchange Commission (“SEC”) applies different standards in the classification of mineralization. In particular, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories constitute or will ever be converted into reserves. In addition, “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, issuers must not make any disclosure of results of an economic analysis that includes inferred mineral resources, except in rare cases.